Exhibit 99.1

MY Reports Second Quarter 2013 Unaudited Results; Signs 396MW New Orders during the Quarter

ZHONGSHAN, China, August 29, 2013 /PRNewswire/ — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Financial Highlights:

•	Total wind turbine generators (“WTGs”) for which revenue was recognized amounted to an equivalent wind power project output of 161MW, or 90 units of 1.5MW WTGs and 13 units of 2.0MW WTGs, a decrease of 18.7% compared to 198MW, or 99 units of 1.5MW WTGs and 17 units of 2.5-3.0MW WTGs in Q2 2012.

•	Total revenue was RMB537.4 million (US$87.6 million), a decrease of 32.7% compared to RMB798.0 million in Q2 2012.

•	Gross profit was RMB66.1 million (US$10.8 million), a decrease of 43.0% compared to Q2 2012. Gross margin was 12.29% for Q2 2013, compared to 14.52% in Q2 2012.

•	Total comprehensive loss was RMB87.4 million (US$14.2 million), compared to total comprehensive loss of RMB27.5 million in Q2 2012.

•	Total comprehensive loss attributable to shareholders was RMB69.2 million (US$11.3 million), compared to total comprehensive loss attributable to shareholders of RMB26.6 million in Q2 2012.

•	Basic and diluted loss per share was RMB0.51 (US$0.08), compared to basic and diluted loss per share of RMB0.25 in Q2 2012.

Recent Developments

•	Completion of MY’s first 6.5MW SCD prototype WTG – On July 1, 2013, the Company announced that its first 6.5MW prototype super compact drive (“SCD”) WTG was successfully completed in June 2013. The 6.5MW SCD prototype utilizes the Company’s advanced two-bladed SCD technology. It is designed mainly for off-shore operation, and the Company believes that this SCD WTG prototype currently has the largest design capacity of its kind in the world.

•	Strategic cooperation agreement with China National Nuclear Corporation – On June 13, 2013, the Company announced the signing of a strategic cooperation with China Nuclear Huineng Co., Ltd., a subsidiary of China National Nuclear Corporation (“CNNC”), a leading investor and owner of clean energy projects in China. Under the cooperation agreement, Guangdong Mingyang, a subsidiary of the Company and CNNC will join forces to develop wind and solar power projects in China. In particular, the two companies signed a memorandum of understanding on forming a joint venture company for the development of up to 300MW of wind projects in Henan province.

“We continue to leverage our market position in China and have successfully secured 396.0MW of new orders during the second quarter of 2013,” commented Mr. Chuanwei Zhang, chairman and chief executive officer of Ming Yang. “Our focus on product quality has enabled us to enhance our market share in China. Based on the amount of tenders won by us in the first half of 2013 compared to the total amount of tenders available in China during the same period, we are currently exceeding our market share in 2012 which was 8.7%.”

“Ming Yang is broadening its product portfolio to cater to customers’ needs in China and overseas markets. Our 2.0MW WTG can be configured with a rotor diameter from 88 meters to 110 meters, and it is beginning to gain traction in the Chinese market. We completed our first 6.5MW prototype SCD WTG in June, and can now offer a full range of products to cater to on-shore and off-shore applications.”

Second Quarter 2013 Unaudited Financial Results

Revenue

Revenue in the second quarter of 2013 was RMB537.4 million (US$87.6 million), representing a decrease of 32.7% from RMB798.0 million in the corresponding period in 2012. WTGs for which revenue was recognized amounted to an equivalent wind power project output of 161MW, or 90 units of 1.5MW WTGs and 13 units of 2.0MW WTGs compared to 198MW, or 99 units of 1.5MW WTGs and 17 units of 2.5-3.0MW WTGs for the corresponding period in 2012. The decrease in revenue in the second quarter was primarily due to the decrease in the number of WTGs commissioned, with lower average selling price, or ASP, recognized for WTGs commissioned compared to the corresponding period in 2012.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2013 was RMB66.1 million (US$10.8 million), representing a decrease of 43.0% from RMB115.9 million for the corresponding period in 2012. Gross margin in the second quarter of 2013 was 12.29%, compared to 14.52% for the corresponding period in 2012. The decrease was primarily due to a decrease in the ASP of WTGs commissioned during the second quarter of 2013 which outpaced the decrease in cost of sales.

Selling and Distribution Expenses

Selling and distribution expenses were RMB34.3 million (US$5.6 million) for the second quarter of 2013, compared to RMB24.5 million for the corresponding period in 2012, representing an increase of 40.0%. The increase was primarily due to higher marketing and bidding expenses incurred in the second quarter of 2013.

Administrative Expenses

Administrative expenses were RMB70.0 million (US$11.4 million) for the second quarter of 2013, compared to RMB77.1 million for the corresponding period in 2012, representing an decrease of 9.2%.

Research and Development Expenses

Research and development expenses were RMB20.7 million (US$3.4 million) for the second quarter of 2013, compared to RMB22.7 million for the corresponding period in 2012, representing a decrease of 8.8%.

Net Finance Expense

Net finance expense was RMB39.1 million (US$6.4 million) for the second quarter of 2013, compared to net finance expense of RMB17.6 million in the corresponding period of 2012. The increase was primarily due to interest expenses of RMB20.5 million (US$3.3 million) on borrowings that were incurred by our subsidiary, Global Wind Power Limited, which was acquired in the fourth quarter in 2012.

Loss Before Income Tax Expense

Loss before income tax expense was RMB91.0 million (US$14.8 million) for the second quarter of 2013, compared to a loss before income tax expense of RMB19.8 million in the corresponding period of 2012.

Income Tax (Expense)/Benefit

Income tax benefit was RMB8.0 million (US$1.3 million) for the second quarter of 2013, compared to an income tax expense of RMB11.2 million in the corresponding period of 2012.

Total Comprehensive Loss and Loss per Share

Total comprehensive loss for the second quarter of 2013 was RMB85.9 million (US$14.0 million), compared to total comprehensive loss of RMB27.5 million in the corresponding period of 2012.

Total comprehensive loss attributable to shareholders was RMB68.5 million (US$11.2 million), compared to total comprehensive loss attributable to shareholders of RMB26.6 million in the corresponding period in 2012. For the second quarter of 2013, basic and diluted loss per share was RMB0.51 (US$0.08), compared to basic and diluted loss per share of RMB0.25 for the corresponding period in 2012.

Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2013 were RMB1,204.3 million (US$196.2 million), compared to RMB1,004.9 million as of March 31, 2013.

Business Update

Order Book Update

New Sales Contracts – During the second quarter of 2013, the Company entered into sales contracts for wind power projects with a total output of 396.0MW, representing 264 units of 1.5MW WTGs.

Order Backlog – As of June 30, 2013, the Company’s order backlog amounted to 2.4GW, representing 1,240 units of 1.5MW WTGs, 167 units of 2.0MW WTGs, 67 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG. Cumulative signed orders since its inception amounted to 6.5GW, representing 3,886 units of 1.5MW WTGs, 222 units of 2.0MW WTGs, 84 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG.

Note to the Financial Information

The preliminary unaudited consolidated statements of comprehensive income and consolidated statements of financial position accompanying this press release have been prepared by management using International Financial Reporting Standards, or IFRSs. This preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.1374 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on June 28, 2013 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Thursday, August 29, at 8:00 am Eastern Time (5:00 am Pacific Time / 8:00 pm Beijing Time). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States:	+1-845-675-0437

International (toll):	+65-6723-9381

China, Domestic:	400-620-8038 / 800-819-0121

Hong Kong:	852-2475-0994

Please ask to be connected to Q2 2013 China Ming Yang Wind Power Group Earnings Conference Call and provide the following passcode: Ming Yang

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	+1-855-452-5696

International:	+61-2-8199-0299

China:	400-120-0932 / 800-870-0205

Hong Kong:	800-963-117

Passcode:	2875-3466

The replay will be archived for seven days following the earnings announcement until September 5, 2013.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2012.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three-month period ended
	June 30,	June 30,	June 30,
	2012	2013	2013
	RMB’000	RMB’000	USD’000
Revenue	797,957	537,417	87,564
Cost of sales	(682,088)	(471,347)	(76,799)

Gross profit	115,869	66,070	10,765
Other income	14,821	7,913	1,289
Selling and distribution expenses	(24,541)	(34,272)	(5,584)
Administrative expenses	(77,055)	(69,950)	(11,397)
Research and development expenses	(22,691)	(20,686)	(3,370)

Profit/(loss) from operations	6,403	(50,925)	(8,297)
Finance income	24,235	45,070	7,344
Finance expense	(41,823)	(84,172)	(13,715)

Net finance expense	(17,588)	(39,102)	(6,371)

Share of loss of associates	(8,649)	(997)	(162)

Loss before income tax expense	(19,834)	(91,024)	(14,830)
Income tax (expense)/benefit	(11,226)	8,048	1,311

Loss for the period	(31,060)	(82,976)	(13,519)
Other comprehensive income/(loss) for the period :
Foreign currency translation differences - foreign operations	3,596	(4,400)	(717)

Total comprehensive loss for the period	(27,464)	(87,376)	(14,236)

Loss attributable to:
Shareholders of the Company	(30,155)	(62,955)	(10,258)
Non-controlling interests	(905)	(20,021)	(3,261)

	(31,060)	(82,976)	(13,519)
Total comprehensive loss attributable to:
Shareholders of the Company	(26,559)	(69,201)	(11,276)
Non-controlling interests	(905)	(18,175)	(2,960)

	(27,464)	(87,376)	(14,236)

Basic and diluted loss per share(1)	(0.25)	(0.51)	(0.08)

(1)	The calculation of the basic loss per share is based on the loss attributable to the shareholders of the Company and the weighted average of ordinary shares outstanding during the relevant period.

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of December 31, 2012	As of June 30, 2013
	RMB ’000	RMB ’000	USD ’000
Assets
Non-current assets
Property, plant and equipment	1,053,307	1,041,477	169,694
Intangible assets	427,681	383,738	62,525
Lease prepayments	356,932	356,630	58,108
Investments in associates	9,166	22,374	3,646
Investments in joint ventures	691,837	744,216	121,259
Other investments	7,144	31,038	5,057
Trade and other receivables	930,424	944,601	153,909
Prepayments	66,024	68,667	11,188
Deferred tax assets	174,024	181,299	29,540

Total non-current assets	3,716,539	3,774,040	614,926
Financial assets carried at fair value through profit or loss	168,139	—	—
Inventories	2,028,435	2,009,351	327,394
Trade and other receivables	4,224,375	3,694,825	602,017
Prepayments	199,970	163,228	26,596
Other current assets	7,511	29,578	4,819
Pledged bank deposits	276,651	275,114	44,826
Cash and cash equivalents	1,319,694	1,204,303	196,224

Total current assets	8,224,775	7,376,399	1,201,876

Total assets	11,941,314	11,150,439	1,816,802

Equity
Issued share capital	850	850	138
Reserves for own shares	(55,113)	(44,628)	(7,271)
Capital reserves	3,670,380	3,670,174	598,001
Translation reserves	(61,191)	(67,495)	(10,997)
Accumulated loss	(28,613)	(67,792)	(11,046)

Total equity attributable to shareholders of the Company	3,526,763	3,491,109	568,825
Non-controlling interests	110,787	73,835	12,030

Total equity	3,637,550	3,564,944	580,855
Liabilities
Non-current liabilities
Long- term bank loans	354,437	311,596	50,770
Bond payable	986,206	989,358	161,201
Deferred tax liabilities	86,969	76,511	12,466
Provisions	212,064	210,900	34,363
Trade and other payables	83,553	92,866	15,131
Deferred income	280,024	276,024	44,974

Total non-current liabilities	2,003,253	1,957,255	318,905

Current liabilities
Trade and other payables	3,811,342	3,403,922	554,621
Short-term bank and other loans	1,685,685	1,458,410	237,627
Income tax payable	9,789	12,439	2,027
Provisions	178,425	207,259	33,770
Deferred income	34,088	31,380	5,113
Deferred revenue	581,182	514,830	83,884

Total current liabilities	6,300,511	5,628,240	917,042

Total liabilities	8,303,764	7,585,495	1,235,947

Total equity and liabilities	11,941,314	11,150,439	1,816,802

SOURCE China Ming Yang Wind Power Group Limited